NEWS RELEASE

BROOKFIELD’S BAY ADELAIDE CENTRE EAST DESIGNED TO ACHIEVE LEED® PLATINUM CERTIFICATION

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Latest Achievement Highlights Brookfield’s Multi-Year Sustainability Push

TORONTO, September 27, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today that its most recent development – the Bay Adelaide Centre East office tower in downtown Toronto – has been designed to achieve LEED (Leadership in Energy and Environmental Design) CS (Core & Shell) Platinum certification, the highest level attainable. LEED certifications are awarded based on several environmental criteria from the Canadian and U.S. Green Building Councils.

Bay Adelaide East, located on Adelaide Street West between Bay and Yonge Streets, adjacent to the existing Bay Adelaide West, will be a 44-storey, 980,000-square-foot office tower with best-in-class operational, environmental and life safety systems. The company plans to break ground before the end of the year with completion expected in late 2015.

Professional services firm Deloitte signed a lease commitment earlier this year to occupy 420,000 square feet, or 43 percent of the building, as Bay Adelaide East’s anchor tenant.

Once completed, the East and West towers will represent the forefront of premier office product in Toronto’s financial core, encompassing the full Adelaide Street block between Bay and Yonge Streets.

Bay Adelaide East’s LEED Platinum designation will be the latest in a series of sustainability achievements Brookfield has garnered since the company undertook the process of greening its global office portfolio in 2008. Since then, Brookfield has secured over 30 LEED designations throughout the U.S. and Canada, representing approximately 50% of its North American portfolio on a square footage basis. That number is expected to be increased to near 60% by the end of 2012, with the remaining 40% under review for future certification.

In addition, all eligible properties in North America participate in the U.S. EPA’s (Environmental Protection Agency) ENERGY STAR program, which provides a means for benchmarking energy efficiency and performance.

Brookfield’s properties in Australia adhere to strict local sustainability standards, with several buildings achieving the country’s Green Star and NABERS (National Australian Built Environment Rating System) certifications. Among rated properties, Brookfield’s average Green Star Design rating is 5.25 out of 6.0 and its NABERS Energy rating is 4.75 out of 6.0.

Each year since 2009 Brookfield has voluntarily disclosed its greenhouse gas (GHG) emissions in its annual report and through industry-recognized disclosure channels such as the Carbon Disclosure Project and GRESB (Global Real Estate Sustainability Benchmark). Brookfield has its emissions verified by a third-party to ensure accuracy.

Since 2009, the company has achieved a cumulative 10% reduction in global GHG emissions, which equates to annual savings of:

• 337 million ekWh energy

• 1.4 million trees

• 2 million gallons of gasoline

• 5,500 cars off the road

• 575 million gallons of water

• Annual power usage of 28,000 homes

Brookfield’s U.S. portfolio has received 44 BOMA (Building Owners and Managers Association) 360 designations, by far the most in the industry among property owners that also manage their buildings. BOMA 360 was introduced in 2009 as a comprehensive scorecard to judge excellence in commercial property management. Buildings are judged on six criteria: operations and management, life safety/security/risk management, training and education, energy, environment/sustainability, and tenant relations/community involvement.

Brookfield offers a robust alternative transportation program, including:

•	Electric car charging stations in building parking garages in New York City, Toronto, Washington DC, Houston, Los Angeles and Boston
•	Online portal to match tenants for carpools to work
•	Bicycle programs to allow tenants to bike to work

Brookfield Office Properties is a perennial member of the FTSE4Good Index, an equity index series that is designed to facilitate investment in companies that meet globally recognized corporate responsibility standards. Companies in the FTSE4Good Index Series have met stringent environmental, social and governance criteria, and are positioned to capitalize on the benefits of responsible business practice.

Brookfield takes great pride in the properties it owns and manages, and that excellence helps make it the commercial landlord of choice around the globe.

For more information on Brookfield’s sustainability practices, please visit www.brookfieldofficeproperties.com/sustainability.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 112 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants’ financial condition, uncertainties of real estate development, acquisition and disposition activity; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.